SEVERN TRENT

RECEIVED
2008 AUG -4 A 7:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

24 July 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08004103

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Holding (s) in Company'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 06 2008
THOMSON REUTERS

dlw 8/4

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zk- Holding(s) in Company 24 July 2008.doc

Financial Services Authority

RECEIVED
2008 AUG -4 A 7:23

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Severn Trent PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23/07/08
6. Date on which issuer notified:	24/07/08
7. Threshold(s) that is/are crossed or reached:	Increase from 3.99% to 4.02%
8. Notified details:	**Purchase of 60,000 shares**

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares ISIN GB00B1FH8J72	9,399,429	3.99%	N/A	N/A	9,459,429	N/A	4.02%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
9,459,429	4.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Kerry Porritt
15. Contact telephone number:	0121 722 4730

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation

END

Full name (including legal form for legal entities)	Newton Investment Management Ltd
Contact address (registered office for legal entities)	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (at least legal representative for legal persons)	Rachel Wheeler

B: Identity of the notifier, if applicable	
Full name	Newton Investment Management Ltd
Contact address	Mellon Financial Centre 160 Queen Victoria Street London EC4V 4LA
Phone number	+44 (0)207 163 9000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Discretionary Investment Manager

C: Additional information

END